Exhibit 12.1

W. P. Carey Inc.

Ratio of Earnings to Fixed Charges Calculation

	Six Months Ended	Years ended December 31,
	June 30, 2012	2011	2010	2009	2008	2007
Fixed Charges:
Interest expense	$14,591	$21,920	$15,725	$14,462	$18,063	$19,414
Rental expenses	769	1,282	1,204	1,246	1,216	1,089

Total	$15,360	$23,202	$16,929	$15,708	$19,279	$20,503

Earnings:
Add:
Income from continuing operations before income taxes	$46,532	$183,060	$110,173	$84,687	$90,215	$117,537
Fixed charges	15,360	23,202	16,929	15,708	19,279	20,503
Distributions received from equity investments in real estate and the REITs in excess of equity income	15,909	20,807	18,758	39,102	19,852	17,441
Less:
Income from equity investments in real estate and the REITs	(42,331)	(51,228)	(30,992)	(13,425)	(14,198)	(18,357)
Noncontrolling interest in pre-tax income or loss of subsidiaries that have not incurred fixed charges	(262)	(2,734)	(1,722)	(2,258)	(1,508)	(4,756)

Total	$35,208	$173,107	$113,146	$123,814	$113,640	$132,368

Ratio of earnings to fixed charges	2.29	7.46	6.68	7.88	5.89	6.46